Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

(1) DISCLOSEABLE TRANSACTION AND

CONTINUING CONNECTED TRANSACTION IN RELATION TO

AIRCRAFT FINANCE LEASE FRAMEWORK AGREEMENT

AND

(2) SUPPLEMENTAL NOTICE OF AGM

Independent Financial Adviser to the Independent Board Committee

and the Independent Shareholders

A supplemental notice setting out the additional resolution to be resolved at the AGM to be held at 2:30 p.m., Friday, 30 June 2017 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC is set out on pages 38 to 39 of this circular. Whether or not you intend to be present at the AGM, you are requested to complete the accompanying supplementary form of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong (in case of holders of H shares) or the registered office of the Company at 278 Ji Chang Road Guangzhou, PRC 510405 (in case of holders of A shares), no later than 24 hours before the time fixed for holding the AGM or any adjournment thereof. Completion and return of the supplementary form of proxy will not prevent you from attending, and voting at the AGM or any adjournment thereof if you so wish.

29 May 2017

- i -

 DEFINITIONS

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

“A321 Finance Lease”	the finance lease of one Airbus A321 aircraft entered into by the Company pursuant to a finance lease agreement dated 27 April 2017 as disclosed in the announcement of the Company dated 27 April 2017

“A330 Finance Lease”	the finance lease of one Airbus A330-300 aircraft entered into by the Company pursuant to a finance lease agreement dated 27 April 2017 as disclosed in the announcement of the Company dated 27 April 2017

“AGM”	the 2016 annual general meeting of the Company to be convened on 30 June 2017, to consider, and if thought fit, approve, among other things, the Proposed Transactions

“Aircraft Finance Lease Framework Agreement”	the aircraft finance lease framework agreement entered into between the Company and CSA International on 26 May 2017, pursuant to which CSA International agreed to provide finance leasing to the Company in relation to the Leased Aircraft for the period from 1 July 2017 to 31 December 2017 in accordance with its terms and conditions and the relevant implementation agreements contemplated thereunder

“Airbus S.A.S.”	Airbus S.A.S., a company created and existing under the laws of France

“Aircraft Finance Lease Agreements”	the individual finance lease agreements in relation to the finance lease of the Leased Aircraft to be entered into by the Company pursuant to the Aircraft Finance Lease Framework Agreement

“Announcement”	the announcement of the Company dated 26 May 2017 in relation to the Proposed Transactions

“Articles of Association”	the articles of association of the Company, as amended from time to time

“associate(s)”	has the meaning as defined in the Listing Rules

“Board”	the board of Directors

“Boeing Company”	Boeing Company, a company incorporated in the State of Delaware of the United States of America

DEFINITIONS

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“CSA International”	CSA International Finance Leasing Co., Ltd.* (南航國際融資租賃有限公司), a company incorporated in the PRC with limited liability, and is wholly owned by CSAHC through itself and Nan Lung Holding Limited, a wholly-owned subsidiary of CSAHC as at the date of this announcement

“CSA Leasing Company”	Guangzhou Nansha CSA Tianru Leasing Co., Ltd.* (廣州南沙南航天如租賃有限公司), a company incorporated in the Guangzhou Nansha Free Trade Zone of the PRC, and is a wholly owned subsidiary of CSA International as at the date of this announcement

“Delivery Date”	the dates on which the Lessor(s) delivers the Leased Aircraft to the Company pursuant to the respective Aircraft Finance Lease Agreement

“Directors”	directors of the Company

“Group”	the Company and its subsidiaries

“Independent Board Committee”	the independent committee of the Board, comprising independent non-executive Directors, established for the purpose of considering the transactions under the Aircraft Finance Lease Framework Agreement and the proposed annual cap thereunder, and to advise the Independent Shareholders on the same

“Independent Financial Adviser” or “Challenge Capital”	Challenge Capital Management Limited, a corporation licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO and is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Aircraft Finance Lease Framework Agreement and the proposed annual cap thereunder

“Independent Shareholders”	the Shareholders other than CSAHC and its associates

“Latest Practicable Date”	26 May 2017, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

DEFINITIONS

“Leased Aircraft”	the aircraft scheduled to be introduced by the Company during the period from 1 July 2017 to 31 December 2017, and to be entered into the finance lease in respect of the Proposed Transactions

“Lessee(s)”	The Company (including the wholly-owned or holding subsidiaries of the Company)

“Lessor(s)”	CSA International or wholly-owned subsidiaries of CSA International has been or to be incorporated in the Guangzhou Nansha Free Trade Zone, the China (Shanghai) Pilot Free Trade Zone, the Tianjin Dongjiang Bonded Zone or other zones of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PBOC”	the People’s Bank of China

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this circular only, Hong Kong, Macau and Taiwan)

“Proposed Transactions”	the finance lease of the Leased Aircraft pursuant to the Aircraft Finance Lease Framework Agreement

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	collectively, the H Shares and A Shares

“Shareholder(s)”	shareholder(s) of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“US$”	United States dollars, the lawful currency of the United States of America

*	For identification purpose only

LETTER FROM THE BOARD

 (a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Directors:	Registered address:
Non-Executive Directors:	Unit 301, 3/F, Office Tower
Wang Chang Shun (Chairman of the Board)	Guanhao Science Park Phase I
Yuan Xin An	12 Yuyan Street, Huangpu District
Yang Li Hua	Guangzhou
PRC 510530

Executive Directors
Tan Wan Geng (Vice Chairman of the Board)
Zhang Zi Fang
Li Shao Bin

Independent Non-Executive Directors:
Ning Xiang Dong
Liu Chang Le
Tan Jin Song
Guo Wei
Jiao Shu Ge

Supervisors:
Pan Fu (Chairman of the Supervisory Committee)
Li Jia Shi
Zhang Wei
Yang Yi Hua
Wu De Ming
29 May 2017

To the Shareholders

Dear Sir or Madam,

(1) DISCLOSEABLE TRANSACTION AND

CONTINUING CONNECTED TRANSACTION IN RELATION TO

AIRCRAFT FINANCE LEASE FRAMEWORK AGREEMENT

AND

(2) SUPPLEMENTAL NOTICE OF AGM

LETTER FROM THE BOARD

1.	INTRODUCTION

Reference is made to the Announcement dated 26 May 2017 in relation to the Proposed Transactions under the Aircraft Finance Lease Framework Agreement. The purpose of this circular is, among other things, (i) to provide you with more information in relation to the Aircraft Finance Lease Framework Agreement and the Proposed Transactions contemplated thereunder; and (ii) to give you supplemental notice of the AGM to enable you to make an informed decision on whether to vote for or against the resolution in relation to the Proposed Transactions at the AGM.

2.	AIRCRAFT FINANCE LEASE FRAMEWORK AGREEMENT

(1)	AIRCRAFT FINANCE LEASE FRAMEWORK AGREEMENT

The major terms of the Aircraft Finance Lease Framework Agreement are set out as follows:

Date	:	26 May 2017

Lessor(s)	:	CSA International or wholly-owned subsidiaries of CSA
International has been or to be incorporated in the Guangzhou Nansha Free Trade Zone, the China (Shanghai) Pilot Free Trade Zone, the Tianjin Dongjiang Bonded Zone or other zones of the PRC for the purpose of the Proposed Transactions

Lessee(s)	:	The Company (including the wholly-owned or controlled subsidiaries of the Company)

Aircraft under the Proposed Transactions	:	The Leased Aircraft comprises part of the aircraft in the Company’s aircraft introduction plan from 1 July 2017 to
31 December 2017 subject to adjustment from time to time. The number of the Leased Aircraft will not be more than 28.

The Company has signed aircraft purchase agreements with Airbus S.A.S. and Boeing Company in relation to the Leased Aircraft, which agreements have been negotiated and agreed independently and separately and has fulfilled the resolution procedures of the Board and the Company’s general meetings and announcement obligations in accordance with relevant laws and regulations.

Effective term	:	From 1 July 2017 to 31 December 2017

Aggregate principal amount of the Proposed Transactions	:	Not more than 100% of the consideration for the purchase of the Leased Aircraft

LETTER FROM THE BOARD

Rental fee/Interest rate	:	Under the Proposed Transactions, the applicable interest rate will be further determined and agreed by the Company and CSA International with reference to the results of the Company’s requests for proposals or other bidding processes in respect of financing of aircraft, satisfying the prerequisites as disclosed below under the item “Prerequisites”.

The rental fee is the repayment of the principal amount for the Leased Aircraft and the interest under the Proposed Transactions.

The rental fee, of which the principal portion is measured according to the equal-principal or average-capital-plus-interests standard, is payable monthly, quarterly or semi-annually in arrears, commencing on the Delivery Date of each of the Leased Aircraft and concluding on the date of the last payment for such Leased Aircraft, subject to the terms and conditions of each individual Aircraft Finance Lease Agreement. Lessor(s) will provide the Lessee(s) full value added tax invoices in respect of the principal amount for the Leased Aircraft and the interest thereunder.

Handling fee	:	The respective handling fee for each of the Leased Aircraft shall be paid by the Lessee(s) to the Lessor(s) prior to the commencement of the respective Delivery Date.

Buy-back	:	Upon the payment of the last instalment of rental fee by the Lessee(s) to the Lessor(s) for each relevant Leased Aircraft, the Lessee(s) is entitled to purchase the relevant Leased Aircraft back from the Lessor(s) at a nominal purchase price for such aircraft.

Prerequisites	:	The Company may mandate the finance lease arrangements for the Leased Aircraft to CSA International depending on the following prerequisites:

(1) the stable operation of CSA International which has satisfied that (i) the registered capital of CSA International has been paid up; (ii) an experienced team covering from business to risk management has been built up; (iii) it has the track record to deliver aircraft under finance lease transaction; and (iv) it complies the relevant PRC laws and regulations in relation to the finance lease from time to time, and CSA International’s qualification and ability in engaging in large-scale aircraft finance lease transactions;

LETTER FROM THE BOARD

(2)       the comprehensive costs (including the relevant rental fee plus handling fee and deduct other favourable cost-saving conditions) regarding the finance lease proposal(s) provided by CSA International to the Company is not higher than those provided by at least three independent third parties who have received the Company’s requests for proposals or other bidding processes; and

(3) the capability of the Lessor(s) to issue value added tax invoices for the principal amount and interest payments of finance lease, which enables the Lessee(s) to deduct value added tax, and the handling fee being lower than the deductible value added tax in respect of the interest payments, which helps the Lessee(s) reduce financing costs.

Effectiveness and conditions	:	The Aircraft Finance Lease Framework Agreement is effective upon execution by the parties and approval of the Aircraft Finance Lease Framework Agreement and the transactions contemplated thereunder by the Board and the Independent Shareholders at the AGM.

Implementation Agreements	:	To implement the Proposed Transactions, separate Aircraft Finance Lease Agreement(s) will be entered into between the Lessee(s) and the Lessor(s) in respect of each of the Leased Aircraft, the terms of which will in all material respects be consistent with the binding principles, guidelines, terms and conditions contained in the Aircraft Finance Lease Framework Agreement.

The lease period of the aircraft under the Aircraft Finance Lease Framework Agreement will be agreed upon entering into the Aircraft Finance Lease Agreements. Based on previous similar transactions, the lease period of the aircraft under the separate Aircraft Finance Lease Agreement(s) would be 10 to 12 years.

In relation to the pricing policy, the Company will obtain and review at least three proposals from independent third parties regarding the finance lease of aircraft to evaluate and determine if the comprehensive costs (including the relevant rental fee plus handling fee and deduct other favourable cost saving conditions) provided by the Lessor(s) are fair and reasonable, and no less favourable than those offered by independent third parties. For the detailed internal control measures for the Company’s pricing policy, please refer to the below section headed “Internal Control and Risk Management Measures”.

LETTER FROM THE BOARD

(2)	INFORMATION ABOUT THE PARTIES

The Company

The principal business activity of the Company is that of civil aviation.

CSA International

CSA International is principally engaged in the provision of financial leasing, operating leasing, purchase of finance lease assets and other related businesses.

(3)	HISTORICAL TRANSACTION AMOUNTS AND PROPOSED ANNUAL CAP

CSA International was established in July 2016. The Company previously conducted transactions in relation to finance leasing with CSA Leasing Company in April 2017. However, such transactions were not conducted on a continuing basis. The total amounts payable under the A321 Finance Lease and the A330 Finance Lease shall not exceed US$250.93 million (which is equivalent to approximately RMB1,731.42 million). As at the Latest Practicable Date, only the handling fee of approximately RMB1.98 million has been incurred under A321 Finance Lease.

The total fee payable under the Proposed Transactions is the sum of the rental fee, the handling fee and the buy-back fee, and the total rental fee payable under the Proposed Transactions equals to the sum of the principal and the interest payable under each Aircraft Finance Lease Agreement for the entire lease period for each of the Leased Aircraft.

In arriving the proposed cap (including the calculation of the proposed total interests payable under the Proposed Transactions), considering the lease period for the each of the Leased Aircraft would be 10 to 12 years as disclosed above, the Company adopted the prevailing benchmark interest rate i.e. 4.9% which is the benchmark interest rate for RMB loan for over 5 years set by the PBOC (the “PBOC Benchmark Rate”) for the calculation.

When the Company entering into the separate Aircraft Finance Lease Agreement for each of the Leased Aircraft, the actual interest rate will be set at a premium or discount with a fix percentage to the PBOC Benchmark Rate. During the term of the Aircraft Finance Lease Agreement(s), if the PBOC Benchmark Rate is adjusted by the PBOC, the interest rate for the Proposed Transactions shall be adjusted accordingly in the same direction. However, based on the previous proposals received by the Company from the independent third parties, the interest rate for each of the Leased Aircraft usually would not be higher than the PBOC Benchmark Rate.

The Company believes that it would be appropriate to adopt the PBOC Benchmark Rate in arriving the proposed total interest payable under the Proposed Transactions for the determination of the proposed cap, after considering that the PBOC Benchmark Rate is commonly adopted in aircraft finance lease transactions in the PRC especially when the repayment of rental fee (including interests payable) is denominated in RMB and having provided certain buffer to the Company as compared with the current market condition.

LETTER FROM THE BOARD

In addition, the handling fee in respect of the Proposed Transactions shall be around 1% of the principle amount for each of the Leased Aircraft, which is determined with reference to the average handling fee ratio from the previous proposals received by the Company from the independent third parties. The actual determination of the interest rate and the handling fee will be considered as a whole and governed by the pricing policy as disclosed above.

The Company will monitor the proposed cap as disclosed below and make sure it will not be exceeded. If the interest payable is higher than the one used in arriving the proposed cap for the Proposed Transactions, the Company may choose to reduce the transaction volume with CSA International (including lowering the financing percentage). However, in any event, the Company will comply with the Listing Rules from time to time if the proposed cap would be exceeded.

According to the Company’s aircraft introduction plan for the period from 1 July 2017 to 31 December 2017, and based on the assumption that the maximum aggregate transaction amount (including the principal, interest payable and handling fee) of the aircraft finance lease transactions between the Company and CSA International for the period from 1 July 2017 to 31 December 2017 shall not exceed half of the aggregate amount (including the principal, interest payable and handling fee) of all the aircraft scheduled to be introduced under the finance lease in the second half of 2017, the proposed transaction amount under the Proposed Transactions is set out as below:

Units: US$ in millions (or the equivalent amount in RMB)

For the period from 1 July 2017
Transaction period	to 31 December 2017

Total rental fee (including principal and interest)	1,050
Handling fee	8.1
Proposed total transaction amount	1,058.1

As the proposed cap for the aircraft finance lease transaction between the Company and CSA International should be set on an annual basis, having considered the historical transaction amounts (i.e US$250.93 million) and the proposed transaction amount for the period from 1 July 2017 to 31 December 2017 (i.e. US$1,058.1 million), the proposed cap on an annual basis shall not exceed US$1,309.1 million (or the equivalent amount in RMB) for the year ending 31 December 2017.

(4)	REASONS FOR ENTERING INTO THE PROPOSED TRANSACTIONS AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

Entering into the Aircraft Finance Lease Framework Agreement will broaden financing channels for the aircraft to satisfy the business development need of the Company and the industry growth. The finance lease of aircraft would provide more flexibility for the financing channels in respect of the aircraft to be introduced by the Group and have less impact on the cash flow of the Group. The Company is of the view that it is beneficial for the Group to enter into the Aircraft Finance Lease Framework Agreement with CSA International after considering alternative financing options.

LETTER FROM THE BOARD

Firstly, based on (i) CSA International with the paid-up registered capital of RMB 1 billion is a wholly-owned subsidiary of CSAHC, which is one of the three core PRC air transportation groups directly managed by the State-owned Assets Supervision and Administration Commission; (ii) the credit lines offered by the banks to CSAHC can be also used by CSA International; (iii) over 20 banks including the state-owned banks has negotiated with CSA International on the provision of financing to CSA International; and (iv) CSA International is incorporated in Guangzhou Nansha Free Trade Zone and CSA International can enjoy the favourable financial policy with the support of local government authorities accordingly, CSA International has a strong capital strength to ensure adequate funding, with the qualification and ability to conduct the large-scale aircraft finance lease transactions.

Secondly, the business team of CSA International has a wealth of experience in the field of aircraft leasing and it has well known on the business needs of the Group, therefore the business communication between the Company and CSA International would be more smoothly, and it is easier to achieve a mutual understanding with the principle of maximizing both parties’ benefits in the agreement negotiation stage.

Thirdly, the Proposed Transactions between the Company and CSA International will be based on the normal commercial terms and in the principle of market-driven. Upon reviewing and evaluating the financial proposals submitted from independent third parties, whether the Company may finally mandate the finance lease for the Leased Aircraft to CSA International depends on the prerequisites as stated in the above section headed “The Aircraft Finance Lease Framework Agreement”.

According to the arrangement under the Aircraft Finance Lease Framework Agreement, CSA International itself or it has incorporated or will incorporate wholly-owned subsidiaries in the Guangzhou Nansha Free Trade Zone, the China (Shanghai) Pilot Free Trade Zone, the Tianjin Dongjiang Bonded Zone or other zones of the PRC for the purpose of acting as the Lessor(s) in the Proposed Transactions. By utilising the finance lease structure to introduce the Leased Aircraft, the Lessor(s) can provide value added tax invoices for the principal amount and interest payments under the Aircraft Finance Lease Agreements to the Lessee(s), and therefore, the Lessee(s) can use it to deduct value added tax. The respective handling fee for each of the Leased Aircraft would also be lower than the deductible value added tax in respect of the interest payments, which helps the Lessee(s) reduce financing costs. Through adopting the finance lease arrangement provided by CSA International under the Aircraft Finance Lease Framework Agreement, the total savable financing costs for the Lessee(s) (after deducting the total handling fee payable to the Lessor(s) from the total deductible value added tax in respect of the interest payments) as compared to adopting secured loans arrangements with equivalent interest rates are estimated to be US$27.64 million (or the equivalent amount in RMB).

In April 2017, the Company introduced one Airbus A321 aircraft and one Airbus A330-300 aircraft under the A321 Finance Lease and the A330 Finance Lease, respectively, by adopting the finance lease arrangement provided by CSA Leasing Company. After deducting the handling fee payable to CSA Leasing Company, the Company would save financing costs of approximately US$4.92 million (which is equivalent to approximately RMB33.90 million) as compared to the secured loan with the same interest rates.

LETTER FROM THE BOARD

The terms and conditions of the Proposed Transactions are agreed after arm’s length negotiations between the parties. The Directors (including the independent non-executive Directors) are of the view that the Proposed Transactions are on normal commercial terms and in the ordinary and usual course of business of the Company, and that the terms of the Proposed Transactions are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

(5)	INTERNAL CONTROL AND RISK MANAGEMENT MEASURES

The main internal control and risk management measures of the Company are set out as follows:

(i)	Aircraft Finance Lease Framework Agreement

•	the Company has formulated and adopted specific guidelines for its aircraft financing procurement (the "Aircraft Financing Procurement Guidelines") which stipulates the procedures on selection of lessor(s) for aircraft finance lease transactions and the criteria to be met by qualified bidders including (i) if the bidder is a domestic or overseas bank or financial institution, it should have the credit rating at Baa3 rated by Moody or BBB-rated by Standard & Poor's or above; (ii) if the bidder is a finance lease company, the registered capital of such finance lease company should be more than RMB170 million or the equivalent amount in foreign currency; (iii) if the bidder is a finance lease company established under the approval by China Banking Regulatory Commission, it should comply with the relevant requirements of the capital adequacy ratio and customer concentration ratio; and (iv) if the bidder is a finance lease company established under the approval by Ministry of Commerce, the risk assets of such finance lease company should not be more than 10 times of its total net assets. From the previous aircraft finance lease transactions, the Company has had a pool of at least 20 qualified bidders meeting the criteria under the Aircraft Financing Procurement Guidelines. After obtaining the proposals submitted by the qualified bidders, a project review committee of the Company comprising members from the finance department and the legal department of the Company will be formed to review and assess the proposals. In general, three steps, namely preliminary review, second negotiation review and service provider quality assessment will be involved in the review and assessment procedures by the project review committee, and the successful bidder will be determined with reference to the total scores assessed by the project review committee. Regarding the Proposed Transactions, if CSA International has been selected as the successful bidder, the project review committee will further make sure the comprehensive costs provided by the CSA International are no less favourable than those offered by independent third parties. The results of assessment by the project review committee will subsequently be reported to the senior management of the Company for final approval. In addition, the supervision department of the Company will undertake the functions of examination and supervision during the whole process to make sure the bidding and reviewing process is in compliance with the internal rules and pricing policy.

LETTER FROM THE BOARD

•	the finance department of the Company is responsible for monitoring the daily connected transactions of the Company and reporting to the audit and risk management committee of the Company and independent non-executive Directors on a quarterly basis. The finance department of the Company shall supervise the implementation agreements to ensure they are entered into: (i) in accordance with the review and evaluation procedure set out in this circular and the terms of the Aircraft Finance Lease Framework Agreement; (ii) in the ordinary and usual course of business of the Group; (iii) on normal commercial terms or better; (iv) no less favourable than terms offered by independent third parties to the Company; and (v) according to the Aircraft Finance Lease Framework Agreement on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole; and

•	the independent non-executive Directors shall review and will continue to review the implementation agreements to ensure that they have been entered into on normal commercial terms or better, and according to the Aircraft Finance Lease Framework Agreement on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and provide confirmation in the Company’s annual report.

(ii)	General Measures

•	the internal audit department of the Company is responsible for reviewing and assessing the internal control procedures of the Group, including but not limited to the relevant information in relation to the Aircraft Finance Lease Framework Agreement on an annual basis. In addition, the internal audit department will prepare an internal control report and submit to the Board for review and approval;

•	the legal department of the Company is responsible for monitoring, collecting and evaluating the detailed information of the continuing connected transactions under the Aircraft Finance Lease Framework Agreement, including but not limited to the implementations of the pricing policies, payment arrangements and actual transaction amount under the specific transactions on a monthly basis to ensure the relevant transactions are conducted in compliance with the Aircraft Finance Lease Framework Agreement;

•	the company secretary bureau of the Company is responsible for regular check on the implementation of the pricing polices and proposed annual cap as set out in the Aircraft Finance Lease Framework Agreement;

•	the independent non-executive Directors have reviewed and will continue to review the continuing connected transactions contemplated under the Aircraft Finance Lease Framework Agreement to ensure that such transactions are entered into in the ordinary and usual course of business of the Group, on normal commercial terms, and the terms of the related agreements are fair and reasonable, and in the interest of the Company and the Shareholders as a whole; and

LETTER FROM THE BOARD

•	the auditors of the Company will also conduct an annual review on the pricing and annual cap of the continuing connected transactions under the Aircraft Finance Lease Framework Agreement.

Taking into account of: (i) the above methods and procedures comprise necessary components of an internal control system with designated department and responsible officer, clear approval process and monitoring system and detailed and explicit assessment criteria; and (ii) the above-mentioned review procedures against the detailed and explicit assessment criteria can ensure that the transactions will be executed in compliance with the pricing principles stipulated in the Aircraft Finance Lease Framework Agreement, the Directors (including the independent non-executive Directors) are of the view that the Company have implemented effective internal control and risk management measures, and such methods and procedure can ensure that the transactions contemplated under the Aircraft Finance Lease Framework Agreement will be conducted on normal commercial terms and are in the interests of the Company and the Shareholders as a whole.

(6)	IMPLICATIONS UNDER THE LISTING RULES

CSA International is a wholly owned subsidiary of CSAHC, the controlling shareholder of the Company. The Lessor(s) is thus a connected person of the Company. Therefore, the Proposed Transactions constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

As one or more of the relevant applicable percentage ratios set out in the Listing Rules in respect of the Proposed Transactions (including the transactions under the A321 Finance Lease and the A330 Finance Lease) is 5% or more but less than 25% on an annual basis, the Aircraft Finance Lease Framework Agreement will constitute a continuing connected transaction and discloseable transaction of the Company under the Listing Rules. Therefore, the Aircraft Finance Lease Framework Agreement is subject to (i) the disclosure, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (ii) the requirements applicable to discloseable transactions under Chapter 14 of the Listing Rules.

Among the 11 Directors, five connected Directors, Mr. Wang Chang Shun, Mr. Tan Wan Geng, Mr. Zhang Zi Fang, Mr. Yuan Xin An and Ms. Yang Li Hua, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Proposed Transactions. All remaining six Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the Articles of Association.

The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders, and the Independent Board Committee will be established to advise the Independent Shareholders, in respect of the transactions under the Aircraft Finance Lease Framework Agreement and the proposed annual cap thereunder.

LETTER FROM THE BOARD

CSAHC and its associates, who were directly and indirectly holding an aggregate of 5,103,998,665 Shares (representing approximately 51.99% of the issued share capital of the Company) as at the Latest Practicable Date, are required to abstain from voting in respect of the proposed resolution to approve the Proposed Transactions under the Aircraft Finance Lease Framework Agreement at the AGM.

(7)	INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER

The Independent Board Committee comprising all five independent non-executive Directors has been formed to consider the transactions under the Aircraft Finance Lease Framework Agreement and the proposed annual cap thereunder so far as the Company and the Independent Shareholders are concerned as a whole. Challenge Capital Management Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the same.

The Independent Board Committee, having taken into account and based on the recommendation of the Independent Financial Adviser, considers that the transactions under the Aircraft Finance Lease Framework Agreement and the proposed annual cap thereunder are on normal commercial terms or better, in ordinary course of business of the Company, fair and reasonable so far as the Company and its Shareholders as a whole are concerned and in the interests of the Company and the Shareholders as a whole.

3.	AGM

A notice convening the AGM to be held at 2:30 p.m., Friday, 30 June 2017 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC, a form of proxy for the AGM and a reply slip have been despatched by the Company on 15 May 2017 and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

A supplemental notice setting out the additional resolution to be resolved at the AGM is set out on pages 38 to 39 of this circular. Whether or not you intend to be present at the AGM, you are requested to complete the accompanying supplementary form of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong (in case of holders of H shares) or the registered office of the Company at 278 Ji Chang Road Guangzhou, PRC 510405 (in case of holders of A shares), no later than 24 hours before the time fixed for holding the AGM or any adjournment thereof. Completion and return of the supplementary form of proxy will not prevent you from attending, and voting at, the AGM or any adjournment thereof if you so wish.

Pursuant to Rule 13.39(4) of the Listing Rules and the Articles of Association, any vote of the Shareholders at the EGM must be taken by poll.

LETTER FROM THE BOARD

4.	RECOMMENDATION

The Directors believe that the resolution regarding the transactions under the Aircraft Finance Lease Framework Agreement and the proposed annual cap thereunder proposed for consideration and approval by the Shareholders at the AGM are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that the Shareholders should vote in favour of the resolution to be proposed at the AGM.

5.	ADDITIONAL INFORMATION

Your attention is drawn to (i) the letter from the Independent Board Committee as set out on pages 16 to 17 of this circular which contains its recommendation to the Shareholders as to voting at the AGM in relation to the transactions under the Aircraft Finance Lease Framework Agreement and the proposed annual cap thereunder; and (ii) the letter from the Independent Financial Adviser as set out on pages 18 to 33 of this circular which contains its advice to the Independent Board Committee and the Independent Shareholders in relation to the transactions under the Aircraft Finance Lease Framework Agreement and the proposed annual cap thereunder.

Your attention is drawn to the general information set out in the appendices to this circular.

By Order of the Board
Wang Chang Shun
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

The following is the letter of advice from the Independent Board Committee to the Shareholders in respect of the transactions under the Aircraft Finance Lease Framework Agreement and the proposed annual cap thereunder, which has been prepared for the purpose of inclusion in this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

29 May 2017

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION AND

CONTINUING CONNECTED TRANSACTION IN RELATION TO

AIRCRAFT FINANCE LEASE FRAMEWORK AGREEMENT

INTRODUCTION

We refer to a circular (the “Circular”) of the Company dated 29 May 2017 of which this letter forms part. Terms used in this letter have the same meaning as defined in the Circular unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise you whether the terms of the transactions under the Aircraft Finance Lease Framework Agreement and the proposed annual cap thereunder are on normal commercial terms or better, in ordinary and usual course of business of the Company, fair and reasonable as far as the Company and the Shareholders are concerned and in the interests of the Company and the Shareholders as a whole. Challenge Capital Management Limited has been appointed as the Independent Financial Adviser to advise us and the Shareholders in this regard.

We wish to draw your attention to the letter from the Board as set out on pages 4 to 15 of the Circular and the letter from the Independent Financial Adviser as set out on pages 18 to 33 of the Circular, which contains, inter alia, its advice and recommendation regarding the terms of the transactions under the Aircraft Finance Lease Framework Agreement and the proposed annual cap thereunder with the principal factors and reasons for its advice and recommendation.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

RECOMMENDATION

Taking into account the advice and recommendation of the Independent Financial Adviser, we are of the view that the terms of the transactions under the Aircraft Finance Lease Framework Agreement and the proposed annual cap thereunder are on normal commercial terms or better, in ordinary course of business of the Company, fair and reasonable so far as the Company and its Shareholders are concerned and in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend the Shareholders to vote in favour of the proposed resolution to approve the transactions under the Aircraft Finance Lease Framework Agreement and the proposed annual cap thereunder at the AGM.

Yours faithfully,

For and on behalf of

the Independent Board Committee of

CHINA SOUTHERN AIRLINES COMPANY LIMITED

Ning Xiang Dong       Liu Chang Le       Tan Jin Song       Guo Wei       Jiao Shu Ge

Independent Non-executive Directors

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the full text of a letter of advice from Challenge Capital Management Limited to the Independent Board Committee and the Independent Shareholders in respect of the transactions under the Aircraft Finance Lease Framework Agreement and the proposed annual cap thereunder, which has been prepared for the purpose of inclusion in this circular.

3/F, Kailey Tower, 16 Stanley Street, Central, Hong Kong 29 May 2017

To:	The Independent Board Committee and the Independent Shareholders of China Southern Airlines Company Limited

Dear Sirs,

DISCLOSEABLE TRANSACTION AND

CONTINUING CONNECTED TRANSACTION IN RELATION TO

AIRCRAFT FINANCE LEASE FRAMEWORK AGREEMENT

INTRODUCTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the transactions under the Aircraft Finance Lease Framework Agreement and the proposed annual cap thereunder, details of which are set out in the letter from the Board (the “Letter from the Board”) contained in the circular of the Company to the Shareholders dated 29 May 2017 (the “Circular”), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless otherwise defined or the context requires otherwise.

On 26 May 2017, the Company entered into the Aircraft Finance Lease Framework Agreement with CSA International, pursuant to which CSA International agreed to provide finance leasing to the Company in relation to the Leased Aircraft for the period from 1 July 2017 to 31 December 2017 (the “Relevant Period”) in accordance with the terms and conditions of the Aircraft Finance Lease Framework Agreement and the relevant implementation agreements contemplated thereunder.

CSA International is a wholly-owned subsidiary of CSAHC, the controlling Shareholder of the Company. The Lessor(s) is thus a connected person of the Company under the Listing Rules. As one or more of the relevant applicable percentage ratios set out in the Listing Rules in respect of the Proposed Transactions (including the transactions under the A321 Finance Lease and the A330 Finance Lease) is higher than 5% but less than 25% on an annual basis, the Aircraft Finance Lease Framework Agreement constitutes a continuing connected transaction and discloseable transaction of the Company under the Listing Rules and is therefore subject to (i) the disclosure, annual review and the Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (ii) the requirements applicable to discloseable transactions under Chapter 14 of the Listing Rules.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Independent Board Committee comprising all five independent non-executive Directors has been formed to consider the transactions under the Aircraft Finance Lease Framework Agreement and the proposed annual cap thereunder. We, Challenge Capital Management Limited, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

Save for our previous two engagements as (i) the independent financial adviser to the then independent board committee and independent shareholders of the Company in respect of a discloseable and connected transaction and continuing connected transaction in relation to the revision of the annual cap for the financial services framework agreement as detailed in the circular of the Company dated 10 June 2015; and (ii) the independent financial adviser to the then independent board committee and independent shareholders of the Company in respect of a discloseable and connected transaction and continuing connected transaction in relation to the financial services framework agreement as detailed in the circular of the Company dated 1 November 2016, we have not acted, within the last two years, as an independent financial adviser or a financial adviser to the Company, CSA International, CSAHC or any of their respective associates. We are independent from and not connected with the Company, CSA International, CSAHC or any of their respective associates. Accordingly, we are considered eligible to give independent advice on the Proposed Transactions. Apart from normal advisory fees payable to us for our services rendered to the Company in connection with the previous two engagements and this appointment, no arrangement exists whereby we shall receive any other fees or benefits from the Company, CSA International, CSAHC or any of their respective associates.

BASIS OF OUR OPINION

In formulating our opinion and recommendations, we have relied on the information, facts and representations contained or referred to in the Circular and the information, facts and representations provided to us by the Company, and the opinions expressed by its management. We have assumed that all information, facts and representations contained or referred to in the Circular, and the information, facts and representations provided by the Company, and the opinions expressed by its management, are true, accurate and complete in all material respects as at the date of the Circular and that they may be relied upon in formulating our opinion.

We have also assumed that all views, opinions and statements of intention provided by the Directors, advisors and representatives of the Company have been arrived at after due and careful enquiries. The Directors have confirmed to us that no material facts have been withheld or omitted from the information supplied and opinions expressed. We consider that we have been provided with, and have reviewed, all currently available information and documents which are available under present circumstances to enable us to reach an informed view and to provide a reasonable basis for our opinion. We have no reason to suspect that any relevant information has been withheld, nor are we aware of any facts or circumstances which would render the information provided and representations made to us untrue, inaccurate or misleading. We consider that we have performed all the necessary steps to enable us to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis for our opinion. We have not, however, conducted any independent verification of the information provided by the Company and its management, nor have we conducted independent detailed investigation or audit into the businesses or affairs or future prospects of the Group. Our opinion is necessarily based on the financial, economic, market and other conditions in effect, and the information made available to us, as at the Latest Practicable Date.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

All Directors jointly and severally accept full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in the Circular misleading.

This letter is issued for the information of the Independent Board Committee and the Independent Shareholders solely in connection with their consideration of the Proposed Transactions, and, except for its inclusion in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purposes, without our prior written consent.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion in respect of the Proposed Transactions, we have considered the following principal factors and reasons:

1.	Information of the Group and CSA International

(i)	Background of the Group

The Group is principally engaged in the business of civil aviation. According to the annual report of the Company for the year ended 31 December 2016 (the “2016 Annual Report”), the Group ranked first among all Chinese airlines in terms of its fleet, safety records, network and volume of passenger in 2016. As at 31 December 2016, the Group had a fleet of 702 passenger and cargo aircraft, of which 204 were under finance leases, 244 were under operating leases, and 254 were purchased. The Group operates more than 2,000 daily flights to over 224 destinations in over 40 countries and regions around the world, providing up to 300,000 seats to the market. As disclosed in the 2016 Annual Report, the Group maintained an average fleet age of under 7 years as at 31 December 2016 and planned to introduce a total of 86 new aircraft and dispose 30 old aircraft in 2017. By the end of the “13th Five-year Plan” period, the Group aims to develop into a large international airline with an extensive network and a fleet of exceeding 1,000 aircraft.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Set out below is a summary of the audited consolidated financial position of the Company as at 31 December 2015 and 2016, which was extracted from the 2016 Annual Report:

	As at 31 December
	2015	2016
	RMB in millions	RMB in millions
	(audited)	(audited)
Assets
Non-current assets	171,876	186,678
Current assets	14,113	13,764

Total assets	185,989	200,442

Liabilities
Non-current liabilities	70,830	77,534
Current liabilities	65,535	67,932

Total liabilities	136,365	145,466

Equity
Net assets attributable to owners of the Company	39,045	43,456
Non-controlling interests	10,579	11,520

Total equity	49,624	54,976

The total assets of the Group increased by approximately 7.8% to approximately RMB200,442 million as at 31 December 2016 from approximately RMB185,989 million as at 31 December 2015. The total liabilities of the Group increased from approximately RMB136,365 million to approximately RMB145,466 million as at 31 December 2016, representing an increase of approximately 6.7%. According to the 2016 Annual Report, the Group monitors its capital based on its debt ratio (measured as total liabilities divided by total assets), which was approximately 73.3% and 72.6% as at 31 December 2015 and 2016 respectively. The net assets of the Group amounted to approximately RMB54,976 million as at 31 December 2016, representing an increase of approximately 10.8% as compared to the previous year.

As at 31 December 2016, total borrowings of the Group was approximately RMB45,504 million while total obligations of the Group under finance leases was approximately RMB62,222 million. The Group’s cash and cash equivalents was approximately RMB4,152 million as at 31 December 2016.

(ii)	Background of CSA International

CSA International is principally engaged in the provision of financial leasing, operating leasing, purchase of finance lease assets and other related businesses.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

2.	Reasons for and benefits of the Proposed Transactions

(i)	Financing cost savings under the Proposed Transactions

As stated in the Letter from the Board, the Company has previously conducted transactions in relation to finance leasing with CSA Leasing Company (being a wholly-owned subsidiary of CSA International), namely, the A321 Finance Lease and the A330 Finance Lease, details of which are set out in the announcement of the Company dated 27 April 2017. After deducting the handling fee payable to CSA Leasing Company, the Company would save financing costs of approximately US$4.92 million as compared to the secured loan with the same interest rate.

According to the arrangement under the Aircraft Finance Lease Framework Agreement, CSA International itself or it has incorporated or will incorporate wholly-owned subsidiaries in the Guangzhou Nansha Free Trade Zone, the China (Shanghai) Pilot Free Trade Zone, the Tianjin Dongjiang Bonded Zone or other zones of the PRC for the purpose of acting as the Lessor(s) in the Proposed Transactions. By utilising the finance lease structure to introduce the Leased Aircraft, the Lessor(s) can provide value added tax invoices for the principal amount and interest payments under the Aircraft Finance Lease Agreements to the Lessee(s), and therefore, the Lessee(s) can use such invoices to deduct value added tax. The respective handling fee for each of the Leased Aircraft would also be lower than the deductible value added tax in respect of the interest payments, which can help to reduce the financing costs of the Lessee(s). Through adopting the finance lease arrangement provided by CSA International under the Aircraft Finance Lease Framework Agreement, the total savable financing costs for the Lessee(s) (after deducting the total handling fee payable to the Lessor(s) from the total deductible value added tax in respect of the interest payments) as compared to adopting secured loans arrangements with equivalent interest rates are estimated to be US$27.64 million.

We are advised that the Company entered into the Aircraft Finance Lease Framework Agreement with a view to extend the utilisation of such finance lease structure to enjoy further cost savings while continuing to execute the aircraft introduction plan of the Group.

(ii)	Broadening of financing channels to facilitate the business plan of the Group

The Group is principally engaged in the business of civil aviation. We noted from the 2016 Annual Report that the Group will continue to optimise its fleet structure in 2017 based on the market environment. As further disclosed in the 2016 Annual Report, the Group planned to introduce a total of 86 new aircraft and dispose 30 old aircraft in 2017, and by the end of the “13th Five-year Plan” period, the Group plans to develop into a large international airlines with an extensive network and a fleet of exceeding 1,000 aircraft. We have discussed with the management of the Company, and were given to understand, that the availability of financing channels is vital for the Group to facilitate its expansion plan. In particular, the Group is currently of the opinion that China’s civil aviation is still at an important phase of development and will maintain rapid growth for a relatively long period.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

According to “Current Aircraft Finance Market Outlook 2017” published by Boeing Capital Corporation in December 2016, aircraft finance markets are expected to remain strong in 2017, and continue providing airlines a wide diversity of liquidity sources and structures in support of new airplane deliveries and refinancing activity. According to “Guidance Material and Best Practices for Aircraft Leases (2nd Edition)” published by the International Air Transport Association in May 2015, an aircraft lease provides the airline with increased flexibility in fleet expansion. We noted from the previous annual reports of the Company that over 60% of the then fleet of the Group were held under finance leases and operating leases as at 31 December 2014, 2015 and 2016 respectively.

We further understand from the Company that, in respect of the aircraft to be introduced by the Group, the Company has been exploring alternative financing options such as bank borrowings and equity financing. Taking into account various factors including the generally less stringent application process and higher loan-to-value ratio offered by finance leasing as compared with traditional bank loans, and potential dilution effect from equity financing, the Directors are of the view that it is beneficial for the Group to broaden its financing options by entering into the Aircraft Finance Lease Framework Agreement with CSA International.

In addition, the entering into the Aircraft Finance Lease Framework Agreement provides an additional option to the Group to conduct its aircraft finance leasing business on terms no less favourable than those of external parties, which can in turn help to enhance the bargaining power of the Group in fund sourcing and hence the overall competitiveness of the Group.

It should be noted that the Aircraft Finance Lease Framework Agreement does not impose an obligation to the Group to procure the aircraft finance leasing services from CSA International. Whether the Company may finally mandate the finance lease for the Leased Aircraft to CSA International depends on the prerequisite requirements as stated in the section headed “2. Aircraft Finance Lease Framework Agreement” in the Letter from the Board.

In view of the above, we consider that the entering into of the Aircraft Finance Lease Framework Agreement will help the Group to broaden its financing channels and provide additional flexibility to the Group to satisfy its need for introducing new aircraft in an organised and cost-efficient manner.

(iii)	Resources of and relationship with CSA International

CSA International is a wholly-owned subsidiary of CSAHC, which is one of the three core PRC air transportation groups directly managed by the State-owned Assets Supervision and Administration Commission. Leveraging on the solid capital strength and the extensive network of CSAHC, it is believed that CSA International can secure sufficient sources of funding to conduct aircraft finance lease transactions with the Company. Since the Company and CSA International are under common control of CSAHC, it is expected that smooth communication and cooperation between the two companies can help to maximise their mutual benefits. We were also given to understand that the management team members of CSA International possess extensive knowledge and experience in aircraft leasing and finance industries. Having reviewed the relevant licences of CSA International for operating in finance leasing business in the PRC and the profiles of the key management of CSA International as provided by the Company, we agreed with the Directors that CSA International possesses the qualification and capability in engaging in large-scale aircraft finance lease transactions, and it is believed that, by developing better understanding to the Group’s operational needs, CSA International would be able to provide value-added services to the Group in a professional manner.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As discussed above, the Company has previously conducted transactions in relation to the A321 Finance Lease and the A330 Finance Lease with CSA Leasing Company, where, CSA Leasing Company had provided the Company with competitive terms. However, such transactions were not conducted on a continuing basis. We agreed with the management of the Company that the entering into of the Aircraft Finance Lease Framework Agreement would allow the Group to further establish a long-term relationship with CSA International to receive high quality services and enhance its operational efficiency, which is favourable to the business development of the Group.

Based on the above, we are of the view that the entering into of the Aircraft Finance Lease Framework Agreement is in the ordinary and usual course of business of the Group, and is in the interests of the Company and the Shareholders as a whole.

3.	Principal terms of the Aircraft Finance Lease Framework Agreement

Lessor(s)	:	CSA International or wholly-owned subsidiaries of CSA International has been or to be incorporated in the Guangzhou Nansha Free Trade Zone, the China (Shanghai) Pilot Free Trade Zone, the Tianjin Dongjiang Bonded Zone or other zones of the PRC for the purpose of the Proposed Transactions

Lessee(s)	:	The Company (including the wholly-owned or controlled subsidiaries of the Company)

Aircraft under the Proposed Transactions	:	The Leased Aircraft comprises part of the aircraft in the Company’s aircraft introduction plan from 1 July 2017 to 31 December 2017 subject to adjustment from time to time. The number of the Leased Aircraft will not be more than 28.

The Company has signed aircraft purchase agreements with Airbus S.A.S. and Boeing Company in relation to the Leased Aircraft, which agreements have been negotiated and agreed independently and separately and has fulfilled the resolution procedures of the Board and the Company’s general meetings and announcement obligations in accordance with relevant laws and regulations.

Effective term	:	From 1 July 2017 to 31 December 2017

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Rental fee/Interest rate	:	Under the Proposed Transactions, the applicable interest rate will be further determined and agreed by the Company and CSA International with reference to the results of the Company’s requests for proposals or other bidding processes in respect of financing of aircraft, satisfying the prerequisites as disclosed below under the item “Prerequisites”.

The rental fee is the repayment of the principal amount for the Leased Aircraft and the interest under the Proposed Transactions.

The rental fee, of which the principal portion is measured according to the equal-principal or average-capital-plus-interests standard, is payable monthly, quarterly or semi-annually in arrears, commencing on the Delivery Date of each of the Leased Aircraft and concluding on the date of the last payment for such Leased Aircraft, subject to the terms and conditions of each individual Aircraft Finance Lease Agreement. Lessor(s) will provide the Lessee(s) full value added tax invoices in respect of the principal amount for the Leased Aircraft and the interest thereunder.

Handling fee	:	The respective handling fee for each of the Leased Aircraft shall be paid by the Lessee(s) to the Lessor(s) prior to the commencement of the respective Delivery Date.

Buy-back	:	Upon the payment of the last instalment of rental fee by the Lessee(s) to the Lessor(s) for each relevant Leased Aircraft, the Lessee(s) is entitled to purchase the relevant Leased Aircraft back from the Lessor(s) at a nominal purchase price for such aircraft.

Prerequisites :		The Company may mandate the finance lease arrangements for the Leased Aircraft to CSA International depending on the following prerequisites:

(1) the stable operation of CSA International which has satisfied that (i) the registered capital of CSA International has been paid up; (ii) an experienced team covering from business to risk management has been built up; (iii) it has the track record to deliver aircraft under finance lease transaction; and (iv) it complies the relevant PRC laws and regulations in relation to the finance lease from time to time, and CSA International’s qualification and ability in engaging in large-scale aircraft finance lease transactions;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(2) the comprehensive costs (including the relevant rental fee plus handling fee and deduct other favourable cost-saving conditions) regarding the finance lease proposal(s) provided by CSA International to the Company is not higher than those provided by at least three independent third parties who have received the Company’s requests for proposals or other bidding processes; and

(3) the capability of the Lessor(s) to issue value added tax invoices for the principal amount and interest payments of finance lease, which enables the Lessee(s) to deduct value added tax, and the handling fee being lower than the deductible value added tax in respect of the interest payments, which helps the Lessee(s) reduce financing costs.

The lease period of the aircraft under the Aircraft Finance Lease Framework Agreement will be agreed upon entering into the Aircraft Finance Lease Agreements. The Company estimates that based on previous similar transactions, the lease period of the aircraft under the separate Aircraft Finance Lease Agreement(s) would be 10 to 12 years.

Please refer to the section headed “2. Aircraft Finance Lease Framework Agreement” in the Letter from the Board for the details of the terms of the Aircraft Finance Lease Framework Agreement.

To assess the fairness and reasonableness of the terms of the Aircraft Finance Lease Framework Agreement, we have obtained and reviewed the Aircraft Finance Lease Framework Agreement and further discussed with the Company in relation to the prerequisite requirements as stated above. We understand that the Group will obtain and review at least three aircraft finance lease proposals submitted by independent third party lessors through requests for proposals or other bidding processes and evaluate whether the comprehensive costs (including the relevant rental fee plus handling fee and deduct other favourable cost-saving conditions) offered by the Lessor(s) will be no less favourable to the Group than that offered by independent third party lessors before conducting the Proposed Transactions with the Lessor(s). We also noted the Aircraft Finance Lease Framework Agreement stipulates that the separate Aircraft Finance Lease Agreement(s) to be entered into between the Lessee(s) and the Lessor(s) in respect of each of the Leased Aircraft shall in all material respects be consistent with the binding principles, guidelines, terms and conditions contained in the Aircraft Finance Lease Framework Agreement.

Additionally, in order to ensure that the Proposed Transactions will be conducted in accordance with the terms of the Aircraft Finance Lease Framework Agreement, the Company has adopted internal control and risk management measures as the following:

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

•	the Company has formulated and adopted specific guidelines for its aircraft financing procurement (the “Aircraft Financing Procurement Guidelines”) which stipulates the procedures on selection of lessor(s) for aircraft finance lease transactions and the criteria to be met by qualified bidders including (i) if the bidder is a domestic or overseas bank or financial institution, it should have the credit rating at Baa3 rated by Moody or BBB- rated by Standard & Poor’s or above; (ii) if the bidder is a finance lease company, the registered capital of such finance lease company should be more than RMB170 million or the equivalent amount in foreign currency; (iii) if the bidder is a finance lease company established under the approval by China Banking Regulatory Commission, it should comply with the relevant requirements of the capital adequacy ratio and customer concentration ratio; and (iv) if the bidder is a finance lease company established under the approval by Ministry of Commerce, the risk assets of such finance lease company should not be more than 10 times of its total net assets. From the previous aircraft finance lease transactions, the Company has had a pool of at least 20 qualified bidders meeting the criteria under the Aircraft Financing Procurement Guidelines. After obtaining the proposals submitted by the qualified bidders, a project review committee of the Company comprising members from the finance department and the legal department of the Company will be formed to review and assess the proposals. In general, three steps, namely preliminary review, second negotiation review and service provider quality assessment will be involved in the review and assessment procedures by the project review committee, and the successful bidder will be determined with reference to the total scores assessed by the project review committee. Regarding the Proposed Transactions, if CSA International has been selected as the successful bidder, the project review committee will further make sure the comprehensive costs provided by the CSA International are no less favourable than those offered by independent third parties. The results of the assessment by the project review committee will subsequently be reported to the senior management of the Company for final approval. In addition, the supervision department of the Company will undertake the functions of examination and supervision during the whole process to make sure the bidding and reviewing process is in compliance with the internal rules and pricing policy.

•	the finance department of the Company is responsible for monitoring the daily connected transactions of the Company and reporting to the audit and risk management committee of the Company and independent non-executive Directors on a quarterly basis. The finance department of the Company shall supervise the implementation agreements to ensure they are entered into: (i) in accordance with the review and evaluation procedure set out in the Letter from the Board and the terms of the Aircraft Finance Lease Framework Agreement; (ii) in the ordinary and usual course of business of the Group; (iii) on normal commercial terms or better; (iv) no less favourable than terms offered by independent third parties to the Company; and (v) according to the Aircraft Finance Lease Framework Agreement on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole;

•	the legal department of the Company is responsible for monitoring, collecting and evaluating the detailed information of the Proposed Transactions, including but not limited to the implementations of the pricing policies, payment arrangements and actual transaction amount under the specific transactions on a monthly basis to ensure the relevant transactions are conducted in compliance with the Aircraft Finance Lease Framework Agreement;

•	the company secretary bureau of the Company is responsible for regular check on the implementation of the pricing policies and the proposed annual cap as set out in the Aircraft Finance Lease Framework Agreement;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

•	the internal audit department of the Company is responsible for reviewing and assessing the internal control procedures of the Group, including but not limited to the relevant information in relation to the Aircraft Finance Lease Framework Agreement on an annual basis. In addition, the internal audit department will prepare an internal control report and submit to the Board for review and approval;

•	the independent non-executive Directors shall review and will continue to review the implementation agreements to ensure that they have been entered into in the ordinary and usual course of business of the Group, on normal commercial terms, and in accordance with the Aircraft Finance Lease Framework Agreement on terms that are fair and reasonable, and in the interest of the Company and the Shareholders as a whole, and provide confirmation in the Company’s annual report; and

•	the auditors of the Company will also conduct an annual review on the pricing and the annual cap of the Proposed Transactions.

We noted from the above that the Company has adopted a set of internal control measures to assign specific responsibilities to various designated departments of the Company in performing regular assessment and cross-checking on the terms of the Proposed Transactions in order to make sure that the Proposed Transactions will be conducted in accordance with the terms of the Aircraft Finance Lease Framework Agreement. Furthermore, we have obtained and reviewed the Aircraft Financing Procurement Guidelines which stipulates the procedures to be complied with when conducting aircraft finance lease transactions. We noted that the Aircraft Financing Procurement Guidelines includes a comprehensive scoring system for the assessment of service providers which assigns different scores to each of the selection criteria including but not limited to registered capital, capital adequacy, risk and customer concentration and credit rating. We also noted that, before entering into an aircraft finance lease transaction, a specific project review committee of the Company comprising members from the finance department and the legal department will be formed to review and assess the proposals submitted by the potential service providers, including their proposed terms and credentials. The result of such review will subsequently be reported to the senior management of the Company for final approval. We also consider that the requirement to obtain at least three independent proposals from qualified independent third party lessors would allow the Group to obtain the then prevailing market terms of aircraft finance lease transactions in comparing the terms offered by CSA International.

Having considered the above, we concur with the view of the Directors that the internal control and risk management measures of the Company can help to ensure that the Proposed Transactions will be conducted in accordance with the terms of the Aircraft Finance Lease Framework Agreement and that the prerequisite requirements thereunder will enable the Proposed Transactions to be conducted on terms no less favourable to the Group than that offered by independent third party lessors.

As such, we are of the view that terms of the Aircraft Finance Lease Framework Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

4.	The Proposed Cap

As stated in the Letter from the Board, the Company previously conducted transactions in relation to finance leasing with CSA Leasing Company in April 2017. The total amounts payable under the A321 Finance Lease and the A330 Finance Lease shall not exceed US$250.93 million (the “Historical Transaction Amounts”).

Under the Proposed Transactions, the Company determines the relevant total transaction amount (the “Proposed Transaction Amount”) with reference to the Company’s aircraft introduction plan for the period from 1 July 2017 to 31 December 2017, and based on the assumption that the maximum aggregate transaction amount (including the principal, interest payable and handling fee) of the aircraft finance lease transactions between the Company and CSA International for the Relevant Period shall not exceed half of the aggregate amount (including the principal, interest payable and handling fee) of all the aircraft scheduled to be introduced under the finance lease in the same period.

The Proposed Transaction Amount is set out as below:

For the period from
1 July 2017 to
31 December 2017
US$ in millions

Total rental fee (including principal and interest)	1,050.0
Handling fee	8.1

Proposed Transaction Amount	1,058.1

Taking into account the Historical Transaction Amounts and the Proposed Transaction Amount, the proposed cap on an annual basis for the year ending 31 December 2017 shall not exceed US$1,309.1 million (the “Proposed Cap”).

The Proposed Transaction Amount of US$1,058.1 million represents the maximum aggregate amount payable by the Lessee(s) to the Lessor(s) throughout the lease period and is the sum of the rental fee, the handling fee and the buy-back fee as estimated by the Group. In particular, the rental fee payable under the Proposed Transactions equals to the sum of the principal and the interest payable in respect of the Leased Aircraft. As confirmed with the management of the Company, the Proposed Transaction Amount includes the buy-back fee which is considered negligible as compared to the base price of the aircraft and therefore not shown in the above.

In order to assess the fairness and reasonableness of the Proposed Transaction Amount, we have obtained from the Company a computation which includes each of the 28 aircraft scheduled to be introduced under finance lease during the Relevant Period (the “Relevant Aircraft”), the expected purchase price upon delivery, together with the calculation of the rental fee (including the principal and interest payable) and handling fee with respect to the Relevant Aircraft. The principal portion of the rental fee represents the expected purchase price upon delivery of the Relevant Aircraft and the interest payable is derived by applying an annual interest rate to the principal amount throughout the expected lease period of 12 years. The handling fee, which is a one-off fee payable prior to the delivery of the Relevant Aircraft, is calculated based on a percentage of the principal amount.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We have performed a search of finance lease transactions announced by listed companies on the Stock Exchange since June 2016 based on the following selection criteria: (i) the finance lease transactions are conducted in the PRC; and (ii) the underlying assets are used in the principal businesses of the listed companies. To the best of our knowledge and as far as we are aware of, nine reference cases were identified based on the aforesaid criteria (the “Reference Cases”), the details of which are set out in the table below. We consider that the Reference Cases can provide a general reference for common market practice of recent finance leasing transactions in the PRC.

						Handling fees
						in terms of
						percentage of
Stock		Announcement		Principal	Interest rate	principal
code	Company name	date	Lease period	amount	charged(8)	amount		Buy-back fee
				(RMB millions)	(per annum)			(RMB)

1071	Huadian Power International Corporation Limited	10/5/2017	Not disclosed	Not disclosed	Not higher than the PRC bank benchmark lending rate(1)	Not disclosed		1

8348	Tianjin Binhai Teda Logistics (Group) Corporation Limited	29/4/2017	3 years	55	1.1 times of PBOC rate	2.2	%(2)	100
3323	China National Building Material Company Limited	21/4/2017	3 years	3,000	PBOC rate plus 75 basis points	Not disclosed		Not disclosed
358	Jiangxi Copper Company Limited	14/2/2017	Not disclosed	Not disclosed	Not higher than the PBOC rate(3)	Not disclosed		Nominal or nil
451	GCL New Energy Holdings Limited	7/12/2016	8 years	(i) 120 (ii) 180	PBOC rate(4)	4.8%		100
3378	Xiamen International Port Co., Ltd	19/9/2016	6.5 years	5	5.27%(4)	2.7	%(5)	100
103	Shougang Concord Century Holdings Limited	29/6/2016	3 years	70	5.13%(6)	1.0%		1,000
1893	China National Materials Company Limited	24/6/2016	3 years	300	PBOC rate(4)	3.3%		30,000
2886	Binhai Investment Company Limited	23/6/2016	5 years	230	PBOC rate with 12% discount(4)	2.5	%(7)	1

Source: Website of the Stock Exchange

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Notes:

(1)	Interest rate is not disclosed in the relevant announcement. However, it was disclosed that the interest rate was determined at a rate which was not higher than the benchmark lending rate applicable to PRC banks for the same period and for the same term.

(2)	No handling fee is disclosed in the relevant announcement and a one-off business cooperation fee is payable. Such business cooperation fee has been adopted in the above analysis.

(3)	Interest rate is not disclosed in the relevant announcement. However, it was disclosed that the interest rate shall be determined at a rate which is not higher than the benchmark lending rate published by the PBOC for the same period.

(4)	It was disclosed in the relevant announcement that if the PBOC adjusts the benchmark lending rate during the lease term, the interest rate is subject to adjustments accordingly.

(5)	No handling fee is disclosed in the relevant announcement and a one-off consultancy fee, which is determined based on a rate of 2.7% of the principal amount of the lease consideration, is payable. Such consultancy fee has been adopted in the above analysis.

(6)	It was disclosed that in determining the interest rate of 5.13% per annum, the parties also made reference to the prevailing benchmark lending rate published by the PBOC.

(7)	No handling fee is disclosed in the relevant announcement and a one-off consultation service fee is payable. Such consultation services fee has been adopted in the above analysis.

(8)	The PBOC rate refers to the benchmark lending rate published by the People’s Bank of China for the corresponding period of the respective lease term.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We have reviewed the Company’s previously published announcements in relation to the acquisition of the Relevant Aircraft (the “Previous Announcements”) and noted that the expected delivery timeline for each of the Relevant Aircraft set out on the computation is within the delivery period as set out on the Previous Announcements and the expected purchase price upon delivery is within the catalogue price level as disclosed on the Previous Announcements. We have discussed with the management of the Company and were given to understand that the difference between the catalogue price and the expected purchase price upon delivery in respect of each of the Relevant Aircraft mainly relates to the price concessions granted by the aircraft manufacturer(s) to the Company which are consistent with customary business and industry practise and the Company’s past transactions with the aircraft manufacturer(s). With respect to the interest payable, we noted that the benchmark interest rate for loan with term over 5 years as set by the People’s Bank of China is applied for the purpose of the computation. In this regard, we have obtained and reviewed five sample aircraft finance lease quotations submitted by independent third party lessors to the Group in the second half of 2016 (the “Sample Finance Lease Quotations”) and noted that the quoted interest rates were also determined with reference to such benchmark interest rate. We also noted from the Reference Cases that the applicable interest rate for finance lease arrangements conducted in the PRC are commonly determined with reference to the benchmark interest rate for loan as quoted by the People’s Bank of China from time to time. With respect to the lease period, we understand from the management of the Company that the estimated useful life of the aircraft is often considered in determining the lease period for aircraft finance lease arrangement and that such period normally does not exceed the estimated useful life of the leased aircraft. We noted from the 2016 Annual Report that, under the Company’s accounting policy for depreciation of property, plant, and equipment, the estimated useful lives of its aircraft ranges from 15 to 20 years while the majority of the Company’s finance leases agreements in respect of aircraft and related equipment have terms of 10 to 15 years. We also noted from the Sample Finance Lease Quotations that the lease period offered by the independent third parties ranged from 10 to 15 years. Furthermore, we noted from the annual report of China Eastern Airlines Corporation Limited (stock code: 670) that the estimated useful lives of its aircraft ranged from 15 to 20 years and according to its announcement dated 28 April 2016 in relation to an aircraft finance lease framework agreement it entered into with its connected person, it was disclosed that the lease period under such framework agreement would be around 10 years. With respect to the handling fee, we noted that a 1% rate is applied. We noted from the Sample Finance Lease Quotations that the one-off handling fees quoted by the independent third party lessors were based on a percentage ranging from nil to 1.5% of the principal amount of the finance leases. Moreover, we noted from the Reference Cases that, for those cases which have disclosed the handling fee, such fee ranged from approximately 1.0% to 4.8% of the principal amount of the finance leases. As for the buy-back fee, the Lessee(s) is entitled to purchase the Leased Aircraft back from the Lessor(s) at a nominal purchase price upon the payment of the last instalment of the rental fee. We are advised by the management of the Company that it is common market practice for the buy-back fee in respect of aircraft finance lease arrangement to be determined at a nominal purchase price that is negligible as compared to the base price of the aircraft. In this regard, we noted from the Reference Cases that it was common for the buy-back fee in respect of finance lease arrangement to be charged at a nominal price ranging from nil to RMB30,000. We also noted from the Sample Finance Lease Quotations that the buy-back fee quoted by the independent third party lessors ranged from nil to RMB10. As such, we are of the view that the buy-back fee is negligible as compared to the purchase price of the aircraft. Lastly, we noted that the Proposed Transaction Amount represents approximately half of the aggregate amount of the principal, interest payable and handling fee with respect to the Relevant Aircraft and in line with the assumption adopted by the Company in determining the Proposed Transaction Amount.

Having considered the above, we are of the view that the Proposed Cap and its bases of determination is fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

RECOMMENDATIONS

Having considered the above principal factors and reasons, we are of the opinion that the transactions under the Aircraft Finance Lease Framework Agreement are in the ordinary and usual course of business of the Company and on normal commercial terms, and the terms of the Aircraft Finance Lease Framework Agreement (including the proposed annual cap) are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders, and advise the Independent Board Committee to recommend the Independent Shareholders, to vote in favour of the relevant resolution to be proposed at the AGM to approve the transactions under the Aircraft Finance Lease Framework Agreement and the proposed annual cap thereunder.

Yours faithfully,
For and on behalf of
Challenge Capital Management Limited
Wilson Fok
Managing Director

Mr. Wilson Fok is a licensed person registered with the SFC to carry out Type 6 (advising on corporate finance) regulated activity under the SFO and has over 10 years of experience in corporate finance.

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which were taken or deemed to have under such provisions of the SFO), or were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 to the Listing Rules.

None of the Directors, chief executive or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

3.	SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons (other than the Directors, chief executive or Supervisors of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

APPENDIX	GENERAL INFORMATION

							% of the
							total issued
					% of the	% of the	share capital
		Type of	Number of		total issued	total issued	of the
Name of shareholder	Capacity	Share	Shares held		A Shares	H Shares	Company

CSAHC (Note 1)	Beneficial owner	A Share	4,039,228,665	(L)	57.52%	–	41.14%
	Interest in controlled corporation	H Share	1,064,770,000	(L)	–	38.10%	10.85%

		Total	5,103,998,665	(L)	–	–	51.99%

Nan Lung Holding Limited	Beneficial Owner	H Share	1,064,770,000	(L)	–	38.10%	10.85%
(“Nan Lung”) (Note 1)	Interest in controlled corporation

American Airlines Group Inc. (Note 2)	Interest in controlled corporation	H Share	270,606,272	(L)	–	9.68%	2.76%

Note:

1.	CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited.

2.	American Airlines Group Inc. is deemed to be interested in 270,606,272 H Shares by virtue of its 100% control over American Airlines, Inc..

3.	As at the Latest Practicable Date, Mr. Wang Chang Shun, Mr. Tan Wan Geng, Mr. Zhang Zi Fang, Mr. Yuan Xin An and Ms. Yang Li Hua were also senior management of CSAHC.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or short position in the Shares or underlying Shares under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

APPENDIX	GENERAL INFORMATION

4.	MATERIAL LITIGATION

No member of the Group was engaged in any litigation or claims of material importance, and no such litigation or claim of material importance was known to the Directors to be pending or threatened by or against any members of the Group, as at the Latest Practicable Date.

5.	DIRECTORS’ AND SUPERVISORS’ INTERESTS

(a)	None of the Directors or Supervisors has any direct or indirect interest in any assets which have been, since 31 December 2016, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(b)	None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group.

6.	SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

7.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors confirmed that there was not any material adverse change in the financial or trading position of the Group since 31 December 2016, the date to which the latest published audited consolidated accounts of the Group were made up.

8.	MISCELLANEOUS

(a)	The company secretary of the Company is Mr. Xie Bing.

Mr. Xie Bing, male, born in September 1973, 42, with a university degree, graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master degree of business administration, a master degree of business administration (international banking and finance) and an Executive Master of Business Administration (EMBA) degree from Jinan University, the University of Birmingham, Britain and Tsinghua University, respectively. Mr. Xie is a Senior Economist, has the qualification for Company Secretary of companies listed on Shanghai Stock Exchange. Mr. Xie is a CPC member and began his career in July 1995. He successively served as the Assistant of Company Secretary of the Company, and the Executive Secretary of the General Office of CSAHC from 2003 to 2007. Mr. Xie has been the Company Secretary and Deputy Director of the Company Secretary Office from November 2007 to December 2009. Mr. Xie has been the Company Secretary and Director of the Company Secretary Office since December 2009.

APPENDIX	GENERAL INFORMATION

(b)	The registered address of the Company is at Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, PRC and the principal place of business of the Company in Hong Kong is at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong.

(c)	The Hong Kong branch share registrar and transfer office of the Company is Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

9.	QUALIFICATION AND CONSENT OF EXPERT

The following is the qualification of the expert who has given opinion or advice, which are contained or referred to in this circular:

Name	Qualification

Challenge Capital Management	a corporation licensed to carry out Type 1 (dealing in Limited securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO

As at the Latest Practicable Date, Challenge Capital had no shareholding interest in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, Challenge Capital was not interested, directly or indirectly, in any assets which had since 31 December 2016 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group or which are proposed to be acquired or disposed of by or leased to any member of the Group.

Challenge Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter on the same date and references to its name in the form and context in which it appears.

10.	DOCUMENTS AVAILABLE FOR INSPECTION

Copy of the Aircraft Finance Lease Framework Agreement is available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong from the date of this circular up to and including 9 June 2017.

SUPPLEMENTAL NOTICE OF AGM

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

SUPPLEMENT NOTICE OF ANNUAL GENERAL MEETING

Reference is made to the Notice of Annual General Meeting dated 15 May 2017 of China Southern Airlines Company Limited (the “Company”). The annual general meeting (the “AGM”) of the Company will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Friday, 30 June 2017 at 2:30 p.m.

Additional proposal has been proposed by the Board to be submitted to AGM for approval by the shareholders of the Company. After careful deliberation and discussion, the Board resolved unanimously to approve the additional proposal to be submitted to the AGM for review. The format and procedure for the proposed submission of additional resolution were in compliance with the provisions of the Company Law and the articles of association of the Company.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM will be held as originally scheduled and will consider and, if thought fit, approve the following resolution as an ordinary resolution. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 29 May 2017 (the “Circular”):

AS ORDINARY RESOLUTION

To consider and, if thought fit, approve the following resolution as ordinary resolution:

9.	to consider and approve the Aircraft Finance Lease Framework Agreement entered into between the Company and CSA International Finance Leasing Co., Ltd.

By Order of the Board of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

29 May 2017

As at the date of this notice, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

SUPPLEMENTAL NOTICE OF AGM

Notes:

1.	Save for the inclusion of the newly proposed resolution, there are no other changes to the resolutions set out in the notice of AGM dated 15 May 2017. Please refer to the notice of AGM for the other resolutions to be passed at the AGM and other relevant matter.

2.	Since the proxy form sent together with the Circular (the “First Proxy Form”) does not contain the proposed additional resolution as set out in this supplemental notice of AGM, a new proxy form (the “Second Proxy Form”) has been prepared and is enclosed with this supplemental notice of AGM.

3.	The Second Proxy Form for use at AGM is enclosed and is also published on the websites of The Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk) and the Company (http://www.csair.com). Whether or not you intend to attend the AGM, you are requested to complete and return the enclosed Second Proxy Form in accordance with the instructions printed thereon no later than 24 hours before the time fixed for holding the AGM or any adjournment thereof (as the case may be).

4.	A shareholder who has not yet lodged the First Proxy Form with the Company’s H Share registrar – Hong Kong Registrars Limited is requested to lodge the Second Proxy Form if he or she wishes to appoint proxies to attend the AGM on his or her behalf. The Company’s H Share registrar – Hong Kong Registrars Limited is at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. In this case, the First Proxy Form should not be lodged with the Company’s H Share registrar.

5.	A shareholder who has already lodged the First Proxy Form with the Company’s H Share registrar should note that:

(i)	If no Second Proxy Form is lodged with the Company’s H Share registrar, the First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the AGM other than those referred to in the notice convening the AGM and the First Proxy Form, including the additional proposed resolutions as set out in this supplemental notice of AGM.

(ii)	If the Second Proxy Form is lodged with the Company’s H Share registrar at or before 2:30 p.m. on Thursday, 29 June 2017, the Second Proxy Form will revoke and supersede the First Proxy Form previously lodged by him or her. The Second Proxy Form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

(iii)	If the Second Proxy Form is lodged with the Company’s H share registrar after 2:30 p.m. on Thursday, 29 June 2017, the Second Proxy Form will be invalid. It will not revoke the First Proxy Form previously lodged by the shareholder. The First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the AGM other than those referred to in the notice convening the AGM and the First Proxy Form, including the additional proposed resolutions as set out in this supplemental notice of AGM.

6.	Shareholders are reminded that completion and delivery of the First Proxy Form and/or the Second Proxy Form will not preclude shareholders from attending and voting in person at the AGM or at any adjourned meeting should they so wish.